                               ProxyMed, Inc.
                        1854 Shackleford Court, Suite 200
                             Norcross, Georgia 30093


March 28, 2006

VIA FACSIMILE (202) 772-9210 AND EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Rebekah Toton

         Re:      ProxyMed, Inc.
                  Registration Statement on Form S-1
                  File No. 333-131333

Dear Ms. Toton:

         Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, ProxyMed, Inc. (the "Company") hereby respectfully requests the withdrawal of the Registration Statement on Form S-3 (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on June 18, 2004 (File No. 333-116658). The Company is including the shares that were to be registered in the Registration Statement on the Registration Statement on Form S-1 filed with the Commission on January 27, 2006 (File No. 333-131333). No securities were sold in connection with the Registration Statement.

         The Company further requests that the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors. No securities were sold in connection with the Registration Statement.
         If you have any questions regarding this application for withdrawal, please contact the undersigned at (770) 806-4780.

                                                      Very truly yours,

                                                      /s/ Douglas J. O'Dowd
                                                      -----------------------
                                                      Douglas J. O'Dowd

cc: Barbara Jacobs
    Anne Nguyen